MORI HAMADA & MATSUMOTO



03 AUG -7 AM 7:21

NKK Building
1-1-2 Marunouchi, Chiyoda-ku
Tokyo 100-0005, Japan
tel 81 3 5223 7777
fax 81 3 5223 7666

August 5, 2003

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re: JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD. (the "Company")
Commission File No. 82-34657

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing abridged English translation of the Financial Report for the First Quarter ended June 30, 2003 (Non-consolidated) of the Company, which was manually signed by Mr. Shunsuke Takahara, Managing Director of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please acknowledge receipt of this letter with the enclosure by stamping the enclosed copy and returning it to us in the self-addressed envelope provided. If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

Osamu Nakamoto
Attorney-at-law

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.

8/8



Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934

Report on Disclosure of Information of
JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD.

Japan Future Information Technology & Systems Co., Ltd.
(Translation of registrant's name into English)

2-1 Kinshi, 3-chome, Sumida-ku, Tokyo 130-6591, Japan
(Address of principal executive offices)


Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Japan Future Information Technology & Systems Co., Ltd. (Registrant)

July 31, 2003

By: 

Shunsuke Takahara
Managing Director

July 30, 2003

Financial Report for the First Quarter Ended June 30, 2003 (Non-Consolidated)

Japan Future Information Technology & Systems Co., Ltd. (JFITS)

Listings: JASDAQ
Code: 4836
URL: http://www.jfits.co.jp/
Date of the Meeting of the Board of Directors to Settle First Quarter Accounts: July 30,2003
The Company has a policy of paying interim dividends.

1. Business Results for the First Quarter of Fiscal Year 2004 (From April 1, 2003 to June 30, 2003)

(1) Results of Operations

(Figures are rounded to the nearest million yen)

	Net Sales	Change	Operating Income	Change	Ordinary Income	Change	Net Income	Change	Net Income per Share
	Million yen	%	million yen	%	million yen	%	million yen	%	yen
Current First Quarter	1,083	(64.9)	(484)	-	(485)	-	(301)	-	(9,157.07)
Previous First Quarter	3,086	90.1	315	281.9	311	406.2	311	407.9	9,519.43
Fiscal Year 2003	10,300		746		723		1,019		30,764.11

Notes) 1.*Average number of shares outstanding during the First Quarter*
Current First Quarter: 32,924 shares
Previous First Quarter: 32,658 shares
Fiscal year 2003: 32,824 shares
2.Change in accounting policies: None
3.Percentages for net sales, operating income, ordinary income and net income indicate changes from the corresponding period of the fiscal year 2003

(2) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	million yen	million yen	%	Yen
Current First Quarter	9,515	3,985	41.9	121,170.18
Previous First Quarter	9,000	3,706	41.2	113,482.78
Fiscal Year 2003	10,091	4,394	43.5	132,973.21

Notes) 1. Number of shares outstanding at the end of the period
Current First Quarter: 32,886 shares
Previous First Quarter: 32,658 shares
Previous Fiscal Year: 32,975 shares
2. Number of treasury shares at the end of the period
Current First Quarter: 165 shares
Previous First Quarter: - shares
Previous Fiscal Year: 61 shares

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents, End of Year
	Million yen	Million yen	Million yen	Million yen
Current First Quarter	283	(453)	(111)	3,171
Previous First Quarter	850	(80)	-	2,983
Fiscal Year 2003	1,138	(513)	617	3,453

2. Business Results Forecast for the Fiscal Year 2004 (From April 1, 2003 to March 31, 2004)

	Net Sales	Ordinary Income	Net Income	Annual Dividends per Share		
				Interim	Year-end	
	Million yen	Million yen	Million yen	Yen	Yen	Yen
Interim	4,200	10	6	—	—	—
Full-year	10,800	760	452	—	3,000.00	3,000.00

Reference) Expected net income per share (full-year basis): 13,707.35 yen

(Note)

The estimates of business results are rendered in accordance with Japanese regulations. All these estimates are forward-looking statements based on a number of assumptions. Actual results may differ substantially depending on a number of factors including but not limited to economic trends, exchange rates and changes in information technology involving the Company's systems.

※This financial report is solely a translation of summary of Japanese "*Shihannki kessan Tanshin* (including attachments)", which has been prepared in accordance with accounting principles and practices generally accepted in Japan, for the convenience of readers who prefer English Translation.

Japan Future Information Technology & Systems Co., Ltd.

Balance Sheet

Financial Report for the First Quarter Ended June 30, 2002 And 2003

	Million of yen	
	2002	2003
Assets		
Current assets:		
Cash and cash equivalents	¥2,983	¥3,172
Notes and accounts receivable:		
Customers	3,034	1,759
Parent	-	-
Allowance for doubtful accounts	(3)	-
	3,031	1,759
Merchandise	26	2
Systems in progress	513	593
Short-term loans to an affiliate	-	200
Prepaid expense	72	121
Deferred income taxes	-	378
Other current assets	17	30
Total current assets	6,642	6,255
Investments:		
Investments in affiliates	1,510	2,110
Investments in securities	172	167
Total investments	1,682	2,277
Property and equipment	76	84
Leasehold deposits	235	280
Intangible assets	365	491
Deferred income taxes	-	128
Total assets	¥9,000	¥9,515

Japan Future Information Technology & Systems Co., Ltd.

Balance Sheet

Financial Report for the First Quarter Ended June 30, 2002 And 2003

	Million of yen	
	2002	2003
Liabilities And Shareholders' Equity		
Current liabilities:		
Short-term loans :		
Financial institutions	¥2,900	¥3,500
Accounts payable:		
Suppliers	1,305	1,083
Parent	36	14
	1,341	1,097
Advances	190	106
Accrued income taxes	-	1
Consumption taxes payable	76	-
Accrued bonuses to employees	150	159
Accrued expenses	173	179
Deposit received	51	90
Other current liabilities	202	109
Total current liabilities	5,083	5,241
Non-current liabilities:		
Reserve for employees' retirement benefits	211	289
Total non-current liabilities	211	289
Total liabilities	5,294	5,530
Shareholders' equity :		
Common stock,		
Authorized:		
130,000 shares at June 30, 2002		
130,000 shares at June 30, 2003		
Issued:		
32,658 shares at June 30, 2002		
33,051 shares at June 30, 2003	1,043	1,063
Additional paid-in capital	1,468	1,483
Retained earnings	1,196	1,494
Unrealized losses on other securities	(1)	(18)
Treasury stocks		
165 shares at June 30, 2003	-	(37)
Total shareholders' equity	3,706	3,985
Total liabilities and shareholders' equity	¥9,000	¥9,515

Japan Future Information Technology & Systems Co., Ltd.

Statements of Income

Financial Report for the First Quarter Ended June 30, 2002 And 2003

	Million of yen	
	2002	2003
Net sales	¥3,086	¥1,083
Cost of sales	2,372	1,119
Gross profit	714	(36)
Selling, general and administrative expenses	399	448
Operating income	315	(484)
Other income (expenses):		
Interest income		1
Interest expense	(7)	(8)
Others, net	3	5
Income Before income taxes	311	(486)
Income taxes: Current	-	1
Income taxes: Deferred	-	(185)
Net income	¥311	(¥302)

	Yen	
Per share:		
Basic earnings	¥9,519.43	(¥9,157.07)
Diluted earnings	9,112.60	-
Total shareholders' equity	¥113,482.78	¥121,170.18
Weighted average number of shares	32,658	32,924